EXHIBIT 99.6

Press Release

Alexis Vovk, new President Marketing & Services,

is appointed at the Executive Committee of Total

Paris, January 22, 2020 – As of January 1, 2020, Alexis Vovk is President, Marketing & Services and a Total Executive Committee member, a position previously held by Momar Nguer, who has reached the age-limit.

Total’s Executive Committee now consists of:

•	Patrick Pouyanné, Chief Executive Officer

•	Arnaud Breuillac, President, Exploration & Production

•	Helle Kristoffersen, President Strategy-Innovation

•	Bernard Pinatel, President, Refining & Chemicals

•	Philippe Sauquet, President, Gas, Renewables & Power

•	Jean-Pierre Sbraire, Chief Financial Officer

•	Namita Shah, President, People & Social Responsibility.

•	Alexis Vovk, President, Marketing & Services

“The Marketing & Services division of Total is on the forefront to address the challenges posed by new forms of mobility and by the growing demand of energy in fast-growing economies. In this context, I’m very pleased to welcome Alexis Vovk to the Executive Committee” commented Patrick Pouyanné, Chairman & CEO of Total. “I also thank Momar Nguer for the role he played since 2016 within the Executive Committee, and I know that the Group will be able to rely on his advices to pursue its development in Africa.”

About Total

Total is a major energy player that produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is safer, more affordable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

Alexis Vovk

Alexis Vovk began his career at Total in 1991 in the UK, in the division in charge of Refining and Marketing activities.

Following a first position in France, he pursues an international career with several technical and commercial positions in Turkey and Tunisia.

After a position at the division’s Strategy department, he is appointed Managing Director for Total in Zambia in 2007, followed by similar positions in Kenya from 2010 and in Nigeria between 2013 and 2016.

In 2016, he becomes Senior Vice President France and President of Total Marketing France, in charge of operational activities in France, notably overseeing the Group’s service-stations’ network in the country. He additionally joins the Marketing & Services Management Committee in 2019

On January 1st, 2020, Alexis Vovk is appointed President, Marketing & Services and a Total Executive Committee member.

Alexis Vovk is a graduate of ESSEC Business School (1988).

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Total Contacts

Media Relations: +33 1 47 44 46 99 | presse@total.com | @TotalPress

Investor Relations: +44 (0)207 719 7962 | ir@total.com

Cautionary note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms “Total”, “Total Group” and Group are sometimes used for convenience. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.